Exhibit 99.4

VODACOM GROUP (PTY) LTD INTERIM RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2008

Operational highlights Pieter Uys Chief Executive Officer

Group highlights For the six months ended September 30, 2008 vs. prior year Total customers 35.7 million 13.1% Gross connections increased by 7.7% year on year to 9.4 million EBITDA margin: 33.3% (H1 2008: 33.3%) Revenue R26.0 billion 14.0% Profit from operations (Statutory operating profit) R6.4 billion 12.5% EBITDA R8.7 billion 13.9% Cash generated from operations R8.0 billion 15.6% Interim dividend (declared September 2008) R3.0 billion 9.1%

South Africa For the six months ended September 30, 2008 vs. prior year H1 2009 Total customers 25.2 million Gross connections 5.7 million Churn % 42.3% Estimated SIM card penetration % 100% Revenue R22.7 billion Profit from operations R6.0 billion 8.4% 13 pts 11.9% 2.6% 3.6 pts 12.2%

Improved BEE status

- BBBEE transaction to the value of R7.5 billion, equating to 6.25% of Vodacom South Africa's equity
  - **Strategic partners**, Royal Bafokeng Holdings ("RBH") and Thebe Investment Corporation ("Thebe") own 1.97% and 0.84% of Vodacom South Africa respectively
  - **Vodacom employees** own 1.55% of Vodacom South Africa through the YeboYethu Employee Participation Trust
  - **Black public and business partners** own 1.89% of Vodacom South Africa via YeboYethu (public offer)
    - Nearly 103 thousand shareholders in Vodacom South Africa
    - Nearly 3 times oversubscribed
- 3 New directors on Vodacom South Africa's board: RBH, Thebe, YeboYethu


YEBOYETHU
Employee Participation Trust
WELCOME TO THE YEBOYETHU EMPLOYEE PARTICIPATION TRUST.

Tanzania For the six months ended September 30, 2008 vs. prior year H1 2009 Total customers 4.9 million Gross connections 1.7 million Churn % 44.2% Estimated SIM card penetration % 27% Revenue R1.5 billion Profit from operations R294 million 34.1% 38.7% 10 pts 34.8% 2.6 pts 63.3%

Democratic Republic of Congo (DRC) For the six months ended September 30, 2008 vs. prior year H1 2009 Total customers 3.8 million Gross connections 1.4 million Churn % 53.9% Estimated SIM card penetration % 15% Revenue R1.4 billion Profit from operations R101 million 18.8% 20.6% 4 pts 10.6 pts 41.3% 22.7%

Lesotho For the six months ended September 30, 2008 vs. prior year H1 2009 Total customers 450 thousand Gross connections 97 thousand Churn % 20.0% Estimated SIM card penetration % 30% Revenue R180 million Profit from operations R79 million 35.5% 21.3% 29.5% 8 pts 2.1 pts 41.1%

Mozambique For the six months ended September 30, 2008 vs. prior year H1 2009 Total customers 1.3 million Gross connections 476 thousand Churn % 72.7% Estimated SIM card penetration % 15% Revenue R296 million Loss from operations R99 million Loss from operations excluding impairment R78 million 19.3% 21.7% 1 pts 15.4 pts 76.8% 4.0% 61.7%

Delivery as a total communications provider 1. Mobile business 2. Broadband data and connectivity services Continued market leadership through innovation Leverage synergies across the Group Economies of scale and cost containment strategies Continue to drive broadband technology leadership Fixed mobile convergence (FMC) International and wholesale connectivity 3. Horizontal expansion 4. Africa expansion Converged ICT services Carrier services IT services (hosting, storage, security and hosted application services) Other services: media and entertainment, online services, telemetry services, financial and location-based services New mobile businesses on the continent Seek alternative entry options Vodacom Business expansion outside of South Africa

1. Maintaining market leadership in mobile Maintain leading market share in all countries, except Mozambique Uplifting ARPU through new innovative products and services launched Yebo4Less R5 voucher SVS (short voice service) Callback service Mobile advertising (H1 revenue +-R40 million) Retention of customers New distribution channels

2. Broadband data and connectivity services Range of consumer broadband services offered: 3G/HSDPA, iBurst, WiFi Half a million wireless broadband customers Substantial lead in geographical coverage HSUPA launched Business-orientated connectivity solutions launched WiMax launched in August 2008 Microwave, satellite and fibre services launched to corporate customers 11 Metropolitan fibre rings in the 6 major regions being built, 4 rings completed Expand fibre nationally Tier 1 ISP supports further growth in both consumer and business access services International POPs in New York and London Acquired an additional 14.9% of WBS on October 1, 2008; total 24.9% interest

Data revenue H1 2007 H1 2008 H1 2009 1443 2096 3004 Tanzania 74 108 146 Other 20 44 83 Data revenue as a % of service revenue Group data revenue H1 2007 H1 2008 H1 2009 Data revenue 8.6 10.5 13.1 Group data revenue as a % of service revenue 43.3% year on year South Africa: Nearly 1 million email accounts 4.3 Million unique GPRS/data users (H1 2008: 3.5 million) 1.5 Million MMS users (H1 2008: 1.3 million) 1.9 Million Vodafone Live! Users (H1 2008: 1.2 million)

3. Offering a full set of converged services Vodacom Business offering: managed network services, IT services (hosting, security, storage and applications) and voice services Infrastructure development New 1,000m2 Tier 4 data centre launched in Johannesburg Cape Town data centre to be launched during 2009 Client services operations centre (CSOC) Acquisition of 51% of StorTech, a managed data services company (subject to required approvals) Acquisition of 75% in ISGS - now Vodacom Gated Services

4. Africa expansion Vodafone's vehicle for expansion in sub-Saharan Africa Vodacom Business Africa to lead IP services in Africa Acquisition of 100% of Gateway Carrier service, access and business network solutions business Approximately US$675 million Subject to Competition Commission and SARB approval Exposure to total communications growth in Africa Physical presence in 13 countries, providing services across 40 African countries Pan-African data network Blue chip and multi-national customer base Platform for future expansion Earnings accretive from year one Strong double-digit revenue growth expected

1. Mobile business Revenue uplift through new products and targeted campaigns Improve operational performance Improve synergies across Vodacom operating companies (and Vodafone) 3. Horizontal expansion 4. Africa expansion Continued investment in key infrastructure assets Consider value-adding acquisitions in converged services Launch of mobile commerce products Cautiously seek out value-adding opportunities on the continent Leverage the Gateway platform across Africa Way forward 2. Broadband data and fixed Increase broadband data and access offer Improve mobile broadband products Continue with fibre network build Vodacom Group listing scheduled mid 2009

Financial review Johan van der Watt Acting Chief Financial Officer

Group income statement For the six months ended September 30, R million H1 2007 H1 2008 H1 2009 % change Revenue 19,466 22,815 26,016 14.0% Operating expenses excluding depreciation, amortisation, impairment and other (12,888) (15,215) (17,362) (14.1%) EBITDA 6,578 7,600 8,654 13.9% Depreciation, amortisation, impairment and other (1,613) (1,886) (2,224) (17.9%) Profit from operations 4,965 5,714 6,430 12.5% Financial income, costs and related gains and losses 4 (445) (659) (48.1%) Profit before taxation 4,969 5,269 5,771 9.5% Taxation (1,855) (1,611) (1,995) (23.8%) Net profit 3,114 3,658 3,776 3.2% Effective tax rate 34.6% (H1 2008: 30.6%) DRC option liability R328 million (H1 2008: R337 million)

Profit from operations and net profit after tax For the six months ended September 30, 2008 vs. prior year Profit from operations increased by 12.5% Profit from operations margin decreased by 0.3% points Net profit increased by 3.2% Financial income, costs and related gains and losses increased by 48.1% Taxation expense increased by 23.8% H1 2007 H1 2008 H1 2009 Profit from operations 4965 5714 6430 Net profit 3114 3658 3776 Profit from operations and net profit Profit from operations and net profit margin H1 2007 H1 2008 H1 2009 Profit from operations margin 25.5 25 24.7 Net profit margin 15.997 16.0333 14.5 Prepaid

Group operational indicators Gross connections up 7.7% year on year to 9.4 million Customers up 13.1% year on year to 35.7 million Total traffic in South Africa increased by 7.0% year on year to 11.8 billion minutes 2001 2003 H1 2007 H1 2008 H1 2009 SA 2990 3495 5308 5845 5693 Non-South African operations 2015 2895 3721 Gross connections 2001 2003 H1 2007 H1 2008 H1 2009 SA 5108 7874 20201 23297 25245 Non-South African operations 5552 8267 10444 Closing customers

Group revenue By country R million H1 2007 H1 2008 H1 2009 % change South Africa, including holding companies 17,580 20,299 22,716 11.9% Tanzania 775 1,086 1,464 34.8% DRC 898 1,108 1,360 22.7% Lesotho 105 139 180 29.5% Mozambique 108 183 296 61.7% 19,466 22,815 26,016 14.0% Non-South African operations contributing 12.7% (H1 2008: 11.0%) Data revenue increased by 43.3% or R908 million (H1 2008: R653 million)

Group revenue Revenue composition R million H1 2007 H1 2008 H1 2009 % change Airtime, connection and access 11,313 12,947 14,608 12.8% Data 1,443 2,096 3,004 43.3% Interconnection 3,723 4,304 4,744 10.2% Equipment sales 2,312 2,393 2,490 4.1% International airtime 555 952 974 2.3% Other sales and services 120 123 196 59.3% 19,466 22,815 26,016 14.0% Revenue growth, excluding equipment sales at 15.2% (H1 2008: 19.1%) Data revenue as a % of service revenue at 13.1% (H1 2008: 10.5%)

Group revenue (excluding equipment sales) By revenue type Airtime, connection and access Data Interconnection International airtime Other sales and services East Revenue analysis - H1 2009 R23,526 million (excluding equipment sales) Revenue analysis - H1 2008 R20,422 million (excluding equipment sales) Airtime Data revenue Interconnection International airtime Other sales and services East 62.1 12.8 20.2 4.1 0.8 Interconnection contribution down 0.9% points to 20.2% Data revenue contribution up 2.5% points to 12.8% Airtime Data Interconnection International airtime Other sales and services 63.3 10.3 21.1 4.7 0.6

ARPU by country SA increased 8.2% to R132 DRC increased 6.6% to R65 Lesotho decreased 5.5% to R69 Tanzania increased 6.0% to R53 Mozambique increased 35.7% to R38 Vodacom Group consolidated ARPU increased 5.7% year on year from R105 to R111 With effect from April 1, 2008, ARPU calculations include revenues from national roamers and international visitors roaming on Vodacom's network Historical ARPU numbers have been restated inline with this new methodology H1 2007 H1 2008 H1 2009 SA 126 122 132 DRC 79 61 65 Lesotho 76 73 69 Tanzania 54 50 53 Mozambique 30 28 38 ARPU per month Average rates H1 2007 H1 2008 H1 2009 US Dollar 6.82 7.10 7.78 Tanzanian Shilling 186.99 179.02 152.79 Mozambican Metical 3.87 3.66 3.09

South Africa ARPU Contract ARPU decreased 1.2% year on year to R481 Prepaid ARPU increased 11.9% year on year to R66 Total ARPU increased 8.2% year on year to R132 South Africa ARPU per month 2001 2002 2003 H1 2007 H1 2008 H1 2009 Contract 493 560 629 528 487 481 Total 208 182 183 126 122 132 Prepaid 98 93 90 61 59 66

Factors affecting trends and margins H1 2007 H1 2008 H1 2009 1026 1118 1084 H1 2007 H1 2008 H1 2009 9669 11024 11793 South Africa traffic mix Outgoing traffic increased by 7.7% year on year to 8.0 billion minutes Incoming traffic increased by 5.5% year on year to 3.8 billion minutes Total traffic increased by 7.0% year on year to 11.8 billion minutes Substitution trend continued: Mobile-to-mobile increased by 7.9% to 9.9 billion minutes Mobile-to-fixed and fixed-to-mobile increased by 3.4% and 1.7% respectively South Africa net interconnect Total South Africa traffic 7.0% year on year 3.0% year on year

2003 2004 H1 2007 H1 2008 H1 2009 6703 7757 6578 7600 8654 EBITDA and margin analysis Group EBITDA Increased 13.9% year on year to R8.7 billion EBITDA margin stable at 33.3% EBITDA margin 38.1%, when excluding cellular phone and equipment sales (H1 2008: 38.3%) South Africa EBITDA Increased 12.2% year on year to R7.7 billion EBITDA for non-South African operations Increased 23.8% year on year to R890 million Non-South African operations contributed 10.3% of total (H1 2008: 9.5%) Mozambique's negative EBITDA decreased from R32 million to R22 million 13.9% year on year EBITDA

Group profit from operations By country R million H1 2007 H1 2008 H1 2009 % change South Africa 4,745 5,389 6,048 12.2% Tanzania 134 180 294 63.6% DRC 133 172 101 (41.3%) Lesotho 34 56 79 41.1% Mozambique (138) (56) (99) (76.8%) Holding companies 57 (27) 7 125.9% 4,965 5,714 6,430 12.5% Profit from operations margin (%) 25.5% 25.0% 24.7% (0.3% pts) Customer growth of 13.1% to 35.7 million Revenue growth of 14.0% to R26.0 billion

SA Tanz DRC Les Moz H1 2008 8 23.3 23.4 13.6 10.6 H1 2009 8.9 41.4 17.9 24.5 17.6 2003 2004 H1 2007 H1 2008 H1 2009 East 17.5 12.6 16.1 10 11.4 Productivity measures Consolidated customers per employee increased 7.1% year on year to 5,417 based on 6,588 employees Consolidated gross capex additions as a % of revenue increased to 11.4% from 10.0% Gross capex additions amounted to R3.0 billion vs. R2.3 billion for the previous six months Gross capex additions as a % of revenue Gross capex additions as a % of revenue

Capex additions and composition Including software South Africa Tanzania DRC Mozambique Lesotho and holding companies Legend here 70.5 11.1 11.3 0.9 6.2 Capex gross additions - H1 2009 R2,976 million Capex gross additions - H1 2008 R2,289 million South Africa Tanzania DRC Mozambique Lesotho and holding companies Legend here 0.678 0.205 0.084 0.018 0.015 South Africa capex gross additions increased by 24.9% to R2.0 billion Non-South African capex gross additions increased by 74.2% to R960 million South Africa Tanzania DRC Mozambique Lesotho and holding companies

Cash generation EBITDA increased by R1.1 billion Cash generated from operations increased by 15.6% to R8.0 billion Free cash flow increased by R1.9 billion to R1.4 billion Taxation paid decreased by 10.2% to R2.2 billion Net capex additions increased by 4.7% to R3.8 billion Net finance costs increased by 45.4% to R456.8 million Buy-out of all minority shareholders in the Smartphone group in the previous financial period of R937.3 million H1 2007 H1 2008 H1 2009 837 -582 1358 Cash generated from operations H1 2007 H1 2008 H1 2009 5454 6879 7952 Free cash flow

ZAR denominated Foreign denominated ZAR denominated Legend here 75.3 24.7 544 Debt composition Gross debt composition including bank overdrafts - H1 2009 R6,884 million Net debt: R6,061 million (H1 2008: R6,150 million) Net debt to equity ratio 93.2% (H1 2008: 56.6%) Net debt to EBITDA ratio 54.1% (H1 2008: 40.5%) ZAR Foreign Legend here 68.4 31.6 ZAR demoninated Foreign denominated DRC Mozambique Lesotho and holding companies Gross debt composition including bank overdrafts - H1 2008 R6,949 million

Group shareholder distributions 2002 2003 2006 2007 2008 2009 Interest 144 168 Interim dividend 1700 2500 2750 3000 Final dividend 600 600 2800 2900 3190 10.0% year on year To date R26.0 billion in dividends have been distributed to shareholders 20.0% year on year 32.4% year on year 9.1% year on year

Questions?

Group balance sheet Extract as at R million H1 2008 March 2008 H1 2009 % change ASSETS Non-current assets 21,859 24,468 25,859 5.7% Current assets 9,125 9,707 10,360 6.7% Total assets 30,984 34,175 36,219 6.0% EQUITY AND LIABILITIES Capital and reserves 13,222 11,805 12,700 7.6% Non-current liabilities 3,607 4,788 3,266 (31.8%) Current liabilities 14,155 17,582 20,253 15.2% Total equity and liabilities 30,984 34,175 36,219 6.0%

Group cash flow statement Extract for the six months ended September 30, R million H1 2007 H1 2008 H1 2009 % change Cash generated from operations 5,454 6,879 7,952 15.6% Net cash flows from operating activities 647 1,069 2,055 92.2% Net cash flows utilised in investing activities (2,646) (4,641) (3,887) 16.2% Net cash flows generated/(utilised) in financing activities (112) 4,458 1,597 (64.2%) Net (decrease)/increase in cash and cash equivalents (2,111) 886 (235) (126.5%) Cash and cash equivalents at the beginning of the year 1,760 (108) 837 >200.0% Effect of foreign exchange rate changes 90 (15) 11 173.3% Cash and cash equivalents at the end of the year (261) 763 613 (19.7%)

Disclaimer This presentation has been prepared and published by Vodacom Group (Pty) Ltd. Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. The statements contain time sensitive information and the information contained herein is only accurate as of the date thereof. The information is subject to change and may be updated, amended, supplemented or otherwise altered by subsequent presentations, reports and/or filings by Vodacom Group (Pty) Ltd. The information contained in this presentation may be condensed. Insofar as the shareholders of Vodacom Group (Pty) Ltd are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Pty) Ltd's shareholders are cautioned not to place undue reliance on this presentation.

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